Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH
UP TO 20,000,000 ORDINARY SHARES
OF
YATRA ONLINE, INC.
AT
A PURCHASE PRICE OF $1.10 PER SHARE
BY
MAGNA HOLDINGS LTD.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON SEPTEMBER 17, 2026, UNLESS THE TENDER OFFER IS EXTENDED.

Upon the terms and subject to the conditions described in this Offer to Purchase and the accompanying Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), Magna Holdings Ltd. (“Magna,” “we” or “us”), is offering to purchase up to a maximum of 20,000,000 ordinary shares, par value $0.0001 per share (the “Shares”), of Yatra Online, Inc., a Cayman Islands exempted company (“Yatra” or the “Company”), at a price per Share of $1.10, net to the seller in cash, less any applicable withholding taxes and without interest.

We will purchase only Shares properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, all of the Shares tendered may not be purchased if more than the number of Shares we seek are validly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 20,000,000 Shares pursuant to the Offer.

The Offer is subject to certain conditions. See Section 14 for more information.

Questions and requests for assistance, including requests for additional copies of this Offer to Purchase or the Letter of Transmittal, may be directed to MacKenzie Partners, Inc., which is acting as the information agent with respect to the Offer (the “Information Agent”), or to Equiniti Trust Company, LLC, which is acting as the depositary (the “Depositary”) with respect to the Offer, each at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

The Offer has not been reviewed by the Board of Directors or management of Yatra. No later than ten business days from the date of this Offer to Purchase, Yatra is required by law to publish, send or give to you a statement disclosing whether the Board of Directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

August 19, 2026

IMPORTANT

If you want to tender all or part of your Shares, you must do one of the following before the Offer expires:

●       If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

●       If you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary for the Offer, at its address shown on the Letter of Transmittal; or

●       If you are an institution participating in The Depositary Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase.

We are not making the Offer to, and will not accept any tendered Shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to shareholders in any such jurisdiction.

If you have any questions regarding the Offer, please contact the Information Agent, at (212) 929-5500 or toll-free at 1(800) 322-2885.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Offer. You should rely only on the information contained in this Offer to Purchase. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation, gives you any information or makes any representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary or the Information Agent.

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SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the full terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. Unless the context requires otherwise, all references in this Summary Term Sheet to “we,” “us,” or “our” are to Magna.

Who is offering to purchase my Shares?

Magna is a private company limited by shares with limited liability under the laws of the British Virgin Islands formed on August 23, 2024. See Section 9 for more information regarding us.

Why are we making the Offer and what are our plans for the Company?

We are seeking to acquire a significant number of the Company’s outstanding Shares because of our belief that the Shares are undervalued and represent an attractive investment opportunity. Following the consummation of the Offer, we intend to review our investment in the Company on a continuing basis and engage in discussions with the Board of Directors and management of the Company concerning the Company’s business, operations, future plans, composition of the Board of Directors, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board of Directors, executive compensation, internal controls, tax matters, investor communications, and financial reporting.

Following the completion or termination of this Offer, Magna and its affiliates reserve the right, in accordance with law, to buy or sell the ordinary shares of the Company at any time, on such terms and conditions as they deem appropriate.

What will be the purchase price for the Shares and what will be the form of payment?

The tender offer price is $1.10 per Share. If your Shares are purchased in the Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Offer expires. See Section 3. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

How many Shares is Magna offering to purchase in the Offer?

According to the Company’s Form 6-K (the “Yatra Form 6-K”), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2026, there were 63,990,178 ordinary shares (on an as-converted basis) issued and outstanding as of June 30, 2026. We are offering to purchase no fewer than 15,997,545 Shares, which would represent approximately 25% of the Company’s issued and outstanding Shares (on an as-converted basis), and up to 20,000,000 Shares, which would represent approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis), in either case, as of June 30, 2026. If more than 20,000,000 Shares are tendered, all Shares tendered will be purchased on a pro rata basis. See Sections 1 and 14.

Does Magna have the financial resources to pay for the Shares?

We will have sufficient funds to purchase all of the Shares tendered in the Offer. The Offer is not conditioned upon any financing arrangements. See Section 12.

How long do I have to tender my Shares; can the Offer be extended, amended or terminated?

You may tender your Shares until the Offer expires. The Offer will expire at 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, unless extended (such time and date, as they may be extended, the “Expiration Time”). If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We encourage you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. See Section 1.

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We may choose to extend the Offer at any time and for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered on or before September 17, 2026 until the end of the extension period. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 1.

How will I be notified if Magna extends the Offer or amends the terms of the Offer?

We do not currently intend to extend the Offer. However, in the event that we do extend the Offer, we will issue by press release or other public announcement the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 1.

What are the significant conditions to the Offer?

The Offer is subject to customary conditions such as absence of a suspension in trading or a material change at the Company. The Offer is not conditioned on the availability of financing. See Section 14.

How do I tender my Shares?

If you want to tender all or part of your Shares, you must do one of the following before 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, or any later time and date to which the Offer may be extended, or earlier as your broker or other nominee may require:

●       If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

●       If you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary for the Offer, at its address shown on the Letter of Transmittal; or

●       If you are an institution participating in The Depositary Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal for more information.

Once I have tendered Shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any Shares you have tendered at any time before 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, unless we extend the Offer, in which case you can withdraw your Shares until the expiration of the Offer, as extended. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the Shares have not yet been accepted for payment as provided in this Offer to Purchase. See Section 4.

How do I withdraw Shares I previously tendered?

To properly withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. If you have used more than one Letter of Transmittal or have otherwise tendered Shares in more than one group of Shares, you may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered your Shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your Shares. See Section 4.

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Has the Company’s Board of Directors adopted a position on the Offer?

The Offer has not been reviewed by the Board of Directors of Yatra. No later than ten business days from the date of this Offer to Purchase, Yatra is required by law to publish, send or give to you a statement disclosing whether the Board of Directors recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer, or is unable to take a position with respect to the Offer.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares, you will still own the same amount of Shares. See Section 7.

What is the recent market price for my Shares?

On August 18, 2026, the last full trading day before we announced our intention to commence a tender offer, the closing market price for the Shares on the NASDAQ Capital Market (“NASDAQ”) was $0.9371 per Share. The Offer price of $1.10 per Share represents a 17.38% premium of Yatra’s closing share price of $0.9371 per Share on August 18, 2026. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares. See Section 6.

When will Magna pay for the Shares I tender?

We will pay the purchase price for the Shares we purchase, net to the seller in cash, less any applicable withholding tax and without interest, promptly after the expiration of the Offer. We may not be able to announce the final results of proration, if any, or pay for any Shares for several business days after the Expiration Time and proration period. See Section 2.

What are the United States federal income tax consequences if I tender my Shares?

The receipt of cash for Shares accepted for payment by us from tendering shareholders who are “United States persons” for United States federal income tax purposes will be treated as a taxable transaction for United States federal income tax purposes. You are encouraged to seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation. See Section 5.

All shareholders should review the discussion in Section 5 regarding tax issues and consult their tax advisor regarding the tax effects of a tender of Shares.

Will I have to pay share transfer tax if I tender my Shares?

We will pay all share transfer taxes unless payment is made to, or if Shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 2.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact the Information Agent, collect at (212) 929-5500 or toll-free at (800) 322-2885. Additional contact information for the Information Agent is set forth on the back cover of this Offer to Purchase.

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INTRODUCTION

To the Holders of Shares of Yatra:

Magna invites you to tender, for purchase by us, your Shares, par value $0.0001 per Share, of Yatra. Upon the terms and subject to the conditions of this Offer to Purchase and the Letter of Transmittal, we are offering to purchase up to a maximum of 20,000,000 Shares, at a price of $1.10 per Share, net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, unless extended as described in Section 1 below.

We will purchase only those Shares properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered if more than the number of Shares we seek are properly tendered. We will return tendered Shares we do not purchase because of the proration provisions to the tendering shareholders at our expense promptly following the Expiration Time.

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as described in Section 2, share transfer taxes on the purchase of Shares by us in the Offer. If you own your Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your Shares on your behalf, the nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

Our obligation to accept, and pay for, Shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 14.

The Offer has not been reviewed by the Board of Directors of Yatra. No later than ten business days from the date of this Offer to Purchase, Yatra is required by law to publish, send or give to you a statement disclosing that the Board of Directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer, or is unable to take a position with respect to the Offer.

Any tendering shareholder or other payee that fails to complete, sign and return to the Depositary the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to required United States backup withholding at a rate equal to 24% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer, unless such holder establishes that it is exempt from backup withholding.

According to the Yatra Form 6-K, as of June 30, 2026, there were 63,990,178 ordinary Shares (on an as-converted basis), entitled to one vote per Share, issued and outstanding. We are offering to purchase no fewer than 15,997,545 Shares, which would represent approximately 25% of the Company’s issued and outstanding Shares (on an as-converted basis), and up to 20,000,000 Shares, which would represent approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis), in either case, as of June 30, 2026.

Shareholders are encouraged to obtain current market quotations for the Shares before deciding whether to tender their Shares.

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THE TENDER OFFER

1.	Terms of the Offer

General.

Upon the terms and subject to the conditions of the Offer, we will purchase up to 20,000,000 Shares at a price of $1.10 per Share, net to the seller, in cash, less any applicable withholding tax and without interest. The term “Expiration Time” means 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, unless we, in our sole discretion, extend the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See below for a description of our right to extend, delay, terminate or amend the Offer.

If the Offer is over-subscribed as described below, Shares tendered and not properly withdrawn will be subject to proration. The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.

If we:

●       increase or decrease the price to be paid for the Shares above or below $1.10 per Share; or

●       increase or decrease the number of Shares purchasable in the Offer;

and the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 11:59 p.m., New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Offer to Purchase, then the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. to 11:59 p.m., New York City time.

The Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 14.

We will purchase only Shares properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered if more than 20,000,000 Shares are properly tendered and not properly withdrawn. We will return Shares that we do not purchase because of the proration provisions to the tendering shareholders at our expense promptly after the Offer expires.

If the number of Shares properly tendered in the Offer and not properly withdrawn prior to the Expiration Time is not less than 15,997,545 Shares (which would represent approximately 25% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026), or such greater number of Shares as we may elect to accept for payment, we will, subject to applicable law and upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered.

Proration.  If proration of Shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional Shares, proration for each shareholder tendering Shares will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the shareholder to the total number of Shares properly tendered and not properly withdrawn by all shareholders. Because of the difficulty in making the proration determination, we expect that we may not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until up to five business days after the Expiration Time. The preliminary results of any proration will be announced by press release or other public announcement and reported in an amendment to Schedule TO promptly after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

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Shareholders can specify the order in which specified portions of their tendered Shares will be purchased in the event that, as a result of proration, some but not all of the tendered Shares are purchased pursuant to the Offer. In the event a shareholder does not designate such order and fewer than all Shares are purchased, due to proration, the Depositary will select the order of Shares purchased. The number of Shares that we will purchase from a shareholder pursuant to the Offer may affect the U.S. federal income tax consequences to the shareholder (as described in Section 5) and, therefore, may be relevant to a shareholder’s decision whether to tender Shares. The Letter of Transmittal affords each shareholder who tenders Shares registered in such shareholder’s name directly to the Depositary the opportunity to designate the order of priority in which such shareholder’s tendered Shares are to be purchased. You should consult your own tax advisor about the U.S. federal, state, local and foreign tax consequences of participating in the Offer in light of your particular circumstances.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Extension of the Offer; Termination; Amendment.  We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer if any of the conditions set forth in Section 14 have occurred and to reject for payment and not pay for any Shares not then accepted for payment or paid for or, subject to applicable law, to postpone payment for the Shares by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 14e-1(c) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 14 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer.

Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made in the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a national news service.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Time, we increase or decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or

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decrease is first published, sent or given to holders of the Shares, we will extend the Offer at least until the expiration of that period of ten business days.

2.	Acceptance for Payment and Payment of the Shares

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will accept for payment and pay the purchase price for (and thereby purchase) up to 20,000,000 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law) properly tendered and not properly withdrawn before the Expiration Time.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of this Offer to Purchase, Shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

●       certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined herein);

●       a properly completed and duly executed Letter of Transmittal (or, in the case of a book-entry transfer, an agent’s message); and

●       any other required documents.

We will pay for the Shares purchased pursuant to the Offer by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, we may not be able to announce the final results of proration or pay for any Shares until several business days after the Expiration Time and proration period. After the Expiration Time, tenders are irrevocable except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the Shares have not yet been accepted for payment as provided in this Offer to Purchase. Unless a shareholder specifies otherwise in the Letter of Transmittal, certificates for all Shares tendered and not purchased due to proration will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the Shares, to the tendering shareholder at our expense promptly after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the purchase price, including but not limited to by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer.

We will pay all share transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all share transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the share transfer taxes, or exemption from payment of the share transfer taxes, is submitted.

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Any tendering shareholder or other payee that fails to complete fully, sign and return to the Depositary the IRS Form W-9 included in the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to required United States backup withholding at a rate equal to 24% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer.

3.	Procedures for Tendering Shares

Valid Tender.  For a shareholder to make a valid tender of Shares in the Offer, the Depositary must receive, at its address set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

●       a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an “agent’s message”) (see “Book-Entry Transfer” below), and any other required documents; and

●       either certificates representing the tendered Shares or, in the case of tendered Shares delivered in accordance with the procedures for book-entry transfer described below, a book-entry confirmation of that delivery (see “Book-Entry Transfer” below).

If a broker, dealer, commercial bank, trust company, or other nominee holds your Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company, or other nominee to find out the nominee’s applicable deadline.

The valid tender of Shares by you through one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

We encourage shareholders who hold Shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender Shares through the brokers or banks and not directly to the Depositary.

Book-Entry Transfer.  For purposes of the Offer, the Depositary will establish an account for the Shares at The Depositary Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of Shares by causing the book-entry transfer facility to transfer those Shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at its address listed on the back cover of this Offer to Purchase prior to the Expiration Time.

The confirmation of a book-entry transfer of Shares into the Depositary’s account at the book-entry transfer facility described above is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering Shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery.  The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary

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(including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees.  No signature guarantee will be required on a Letter of Transmittal for Shares tendered thereby if:

●       the “registered holder(s)” of those Shares signs the Letter of Transmittal and has not completed the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

●       those Shares are tendered for the account of an “eligible institution.”

A “registered holder” of tendered Shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those Shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program, or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended) (each an “Eligible Institution”).

Except as described above, all signatures on any Letter of Transmittal for Shares tendered thereby must be guaranteed by an eligible institution. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate share powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or share powers guaranteed by an eligible institution. See Instruction 5 to the Letter of Transmittal.

Return of Unpurchased Shares.  The Depositary will return certificates for unpurchased Shares promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the Shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholders’ Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (i) a number of Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Shares for the purpose of tendering to us within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares (“Equivalent Securities”) that is equal to or greater than the number of Shares tendered and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange, or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth in this Offer to Purchase will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in a number of Shares or Equivalent Securities at least equal to the Shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders that

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we determine not to be in proper form or the acceptance for payment of which may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A tender of Shares will not have been made until all defects and irregularities have been cured or waived. None of us, our affiliates or assigns, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or notices of objection or incur any liability for failure to give any notification. Our interpretation of the terms of, and conditions to, the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. By tendering Shares to us you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

If you tender your Shares pursuant to any of the procedures described above, it will constitute your acceptance of the terms of, and conditions to, the Offer, as well as your representation and warranty to us that:

●       you have the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all Shares, other securities or distributions issued or issuable in respect of your Shares); and

●       when we accept your Shares for payment, we will acquire good and marketable title to your Shares, free and clear of all liens, restrictions, claims and encumbrances.

Our acceptance of your Shares pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the Offer.

In this Offer to Purchase, and in the Letter of Transmittal, we have included certain statements that our determinations with respect to such matters as the validity of tenders, the validity of purported withdrawal of Shares and the satisfaction of conditions to the Offer will be valid and binding. These statements, and any related statements that a holder tendering Shares waives any right to challenge our decisions, are not intended and should not be construed as meaning that any rights under federal or state securities laws have been waived or that our decisions are not subject to applicable law. These statements are included because it is necessary for us, in order to determine if proration is needed and, if so, which Shares will be accepted and which will be returned, to make decisions which are deemed final with respect to the validity of tenders. Without such an ability to make decisions, we cannot accurately determine the number of Shares tendered and make decisions about such matters as proration and return of Shares. Statements that determinations will be made in our sole discretion are intended to refer to our sole discretion, exercised reasonably.

Lost Certificates.  If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should follow the instructions set forth in the Letter of Transmittal. See Instruction 11 of the Letter of Transmittal.

United States Federal Income Tax Backup Withholding.  Any tendering shareholder or other payee that fails to complete fully, sign and return to the Depositary the IRS Form W-9 included in the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to required United States backup withholding at a rate equal to 24% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding, however, backup withholding will apply unless such exemption is proven in a manner satisfactory to the Depositary (such as by completing and signing the IRS Form W-9). Foreign shareholders should complete fully, sign and return to the Depositary IRS Form W-8BEN (or other applicable IRS Form W-8), a copy of which may be obtained from the Depositary or on the IRS website at www.irs.gov, in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a shareholder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered in the Offer according to the procedures described below at any time prior to the

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Expiration Time for all Shares. After the Expiration Time, tenders are irrevocable except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the Shares have not yet been accepted for payment as provided in this Offer to Purchase.

For a withdrawal to be effective, a written notice of withdrawal must:

●       be received in a timely manner by the Depositary at its address listed on the back cover of this Offer to Purchase; and

●       specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If Shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, subject to applicable law, which determination will be final and binding on all parties. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any notices of withdrawal of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of us, our affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of Shares, or are unable to purchase the Shares in the Offer as a result of the occurrence of a condition disclosed in Section 14, then, without prejudice to our rights in the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 14e-(1) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of certain material United States federal income tax consequences to shareholders whose Shares are tendered and accepted for payment pursuant to this Offer to Purchase. This discussion does not intend to be exhaustive of all possible tax considerations; for example, this discussion does not contain a description of any state, local or foreign tax considerations or United States federal estate or gift tax considerations. In addition, this discussion is intended to address only those United States federal income tax considerations that are generally applicable to a shareholder who holds Shares as capital assets (within the meaning

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of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)), and this discussion does not discuss all aspects of United States federal income taxation that might be relevant to a specific shareholder in light of such shareholder’s particular investment or tax circumstances.

In particular, the discussion does not purport to deal with all aspects of taxation that may be relevant to shareholders that are subject to special treatment under the United States federal income tax laws, including, without limitation, individual retirement and other tax-deferred accounts; banks, thrifts, mutual funds and other financial institutions; insurance companies; tax-exempt organizations; dealers, brokers or traders in securities, commodities or currencies; persons subject to the alternative minimum tax; real estate investment trusts and regulated investment companies; tax-exempt organizations, governmental organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; grantor trusts; expatriates and certain former citizens or long-term residents of the United States; persons who hold their Shares as part of a straddle, hedging, synthetic security, conversion transaction or other integrated investment consisting of the Shares and one or more other investments; persons who have elected mark-to-market accounting; persons whose functional currency is other than the U.S. dollar; partnerships and other pass-through entities; “controlled foreign corporations”; “passive foreign investment companies”; persons subject to the special tax accounting rules under Section 451 of the Code; persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Shares (on an as-converted basis); and persons who acquired their shares by exercising share options, under share purchase plan programs or in other compensatory arrangements. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax (such as estate tax), nor does it address the potential application of the provision of the Code known as the Medicare tax on net investment income nor any tax consequences of or arising under any U.S. state and local, or non-U.S. (other than Indian), tax laws.

The information in this discussion is based on current provisions of Code, regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. In addition, there is a risk that the statements set forth in this discussion (which do not bind the IRS or the courts) may be challenged by the IRS and may not be sustained by a court if so challenged.

This discussion is not intended to be, and should not be construed by any shareholder as being, tax advice. Therefore, each shareholder is urged to consult with its tax advisor to determine the United States federal, state, local and foreign tax consequences of the sale of Shares pursuant to the Offer, including the particular facts and circumstances that may be unique to such shareholder.

As used in this discussion, a “U.S. Shareholder” is a beneficial owner of Shares who is treated for United States federal income tax purposes as:

●       an individual citizen or resident of the United States;

●       a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, a state of the United States or the District of Columbia;

●       an estate, the income of which is subject to United States federal income tax regardless of its source; or

●       a trust (i) the administration over which a United States court can exercise primary supervision and all of the substantial decisions of which one or more United States persons have the authority to control or (ii) that has validly elected to be treated as a United States person for United States federal income tax purposes.

A “Non-U.S. Shareholder” is any beneficial owner of Shares, other than a partnership or an entity classified as a partnership for United States federal income tax purposes, who is not a U.S. Shareholder for United States federal income tax purposes.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon

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the activities of the partnership. Accordingly, partnerships that hold Shares and partners in those partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them.

United States Federal Income Tax Consequences to U.S. Shareholders.  Subject to the discussion below under “Passive Foreign Investment Company Status,” an exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Shareholder who receives cash pursuant to the Offer will be treated as recognizing gain or loss from the disposition of the Shares. Such gain or loss will be equal to the difference between the amount of cash received and such U.S. Shareholder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged for cash pursuant to the Offer. If you are a non-corporate U.S. Shareholder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Shareholder on a taxable disposition of Shares generally will be treated as U.S. source gain or loss.

It is possible that India may impose an income tax (and an Indian withholding tax) upon the disposition of the Shares by certain shareholders. Shareholders should consult their tax advisors regarding the application of Indian taxes to a disposition of the Shares. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of the Shares may not be currently creditable unless a U.S. Shareholder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. Shareholders should consult their tax advisors regarding their ability to credit an Indian tax against their U.S. federal income tax liability.

Indian Tax Consequences to Tendering Shareholders. Under Indian Income-tax Act, 2025, law, a share of a company incorporated outside India is deemed to be situated in India if it derives, directly or indirectly, its value substantially from assets located in India, and income earned from the transfer of such a share is deemed to accrue or arise in India. As set out in paragraph 8 below, Yatra indirectly owns 62.66%% of Yatra India Limited, a company incorporated in India and having its business operations and assets in India, and the shares of Yatra derive their value substantially from underlying assets in India. Accordingly, under Indian income tax law, if a tendering shareholder (whether individually or together with such shareholder’s associated enterprises) (i) holds more than 5% of the outstanding shares (on an as-converted basis) of Yatra, (ii) has the right of management or control of Yatra, or (iii) has any right that would entitle it to the right of management or control of either Asia Consolidated DMC Pte. Ltd., a Singapore based entity, or THCL Travel Holding Cyprus Limited, a Cyprus based entity, both being subsidiaries of Yatra, then Magna would be required to deduct and withhold taxes from any sale proceeds and deposit the same with the applicable Indian income tax authority to the benefit of the tendering shareholder. A declaration in this regard is sought from every tendering shareholder. If such declaration is not provided, then Magna shall deduct tax at the maximum rate applicable under the Indian tax laws. The details of the rate at which the tax would be withheld are provided in the Letter of Transmittal. Benefits under a double taxation avoidance treaty between India and the country of residence of the tendering shareholder may be available to the tendering shareholder. The tendering shareholders should consult their tax advisors regarding the same. If withholding under Indian income tax law is applicable to a tendering shareholder, such tendering shareholder is advised to review the ‘Important Indian Tax Information’ included as part of the Letter of Transmittal and provide the documents set out therein including the ‘Declaration of Beneficial Ownership’ and the ‘Declaration of No Permanent Establishment, No Business Connection, No Taxable Presence in India’, failing which tax shall be withheld at the maximum rate considered applicable under Indian income tax law.

Passive Foreign Investment Company Status. The treatment of the disposition of Shares by U.S. could be materially different from that described above, if the Company was treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes at any time during the U.S. Shareholder’s holding for the Shares. A non-U.S. corporation, such as the Company, will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income, or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether the Company is a PFIC is based upon the composition of its income and assets, (including, among others, corporations in which we own at least a 25% interest), and the nature of its activities. The

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Company disclosed on its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on July 31, 2026 (the “Yatra Form 20-F”), that it does not believe that it was a PFIC for the taxable year ended March 31, 2026, does not expect that it will become a PFIC in the current taxable year or in the foreseeable future. We are unable to make an independent determination about PFIC status. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to the Company’s expectations, that the Company is a PFIC for the current year or a prior taxable year. Accordingly, there can no assurance that the Company will not be a PFIC for the current taxable year or any prior taxable year.

If the Company is or was a PFIC during any year in which a U.S. Shareholder held the Shares, unless the U.S. Shareholder made a qualified electing fund (QEF) election or mark-to-market election with respect to the Shares, as described below, a U.S. Shareholder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of the Shares, regardless of whether the Company qualifies as a PFIC in the year in which gain is realized. To compute the tax on any gain, (i) the gain recognized by the U.S. Shareholder on a sale or other disposition of the Shares would be allocated ratably over the U.S. Shareholder’s holding period, (ii) the amount allocated to the taxable year of receipt of the sale or other disposition of the Shares and any year before the first taxable year for which the Company was a PFIC would be taxed as ordinary income, and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

If the Company was treated as a PFIC, a U.S. Shareholder may avoid the rules described above if it elected to treat the Company (for the first taxable year in which the U.S. Shareholder owned any Shares during which the Company was a PFIC) and any of the Company’s direct and indirect subsidiaries that were also PFICs, or lower-tier PFIC (for the first taxable year in which the U.S. Shareholder was treated as owning an equity interest in such lower-tier PFIC) as a QEF (or made a QEF election in a later year with a purging election). If a U.S. Shareholder made an effective QEF election with respect to the Company (and any lower-tier PFIC), the disposition of Shares would be taxed as capital gains and no interest charge would be imposed.

As an alternative to making a QEF election, a U.S. Shareholder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status if it made an election to mark the Shares to market annually. A mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Company own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Shareholder validly made a mark-to-market election with respect to the Shares, the U.S. Shareholder may continue to be subject to the PFIC rules described above with respect to its indirect interest in any of investments of the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. Shareholders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If the Company is treated as a PFIC, each U.S. Shareholder generally will be required to file a separate annual information return with the IRS with respect to the Company and any lower-tier PFICs.

United States Federal Income Tax Consequences to Non-U.S. Shareholders.  Gain realized by a Non-U.S. Shareholder on a sale of Shares for cash pursuant to the Offer generally will not be subject to United States federal income tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Shareholder of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by such Non-U.S. Shareholder in the United States) or (ii) in the case of gain realized by a Non-U.S. Shareholder who is an individual, such Non-U.S. Shareholder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In addition, a Non-U.S. Shareholder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or lower rate specified in an applicable income tax treaty, on gain from the sale of Shares pursuant to the Offer that is effectively connected with the conduct of a trade or business within the United States.

Backup Withholding and Information Reporting.  In general, information reporting requirements may apply to the proceeds received on the disposition of the Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Shareholders that are exempt recipients (such as

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corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Shareholder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Shareholder’s broker) or is otherwise subject to backup withholding. Proceeds from the sale, exchange, redemption or other disposition of the Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Shareholders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS and Non-U.S. Shareholders may be subject to backup withholding on amounts received in respect of their Ordinary Shares, unless the Non-U.S. Shareholders furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Shareholder otherwise establishes an exemption. See Instruction 9 of the Letter of Transmittal.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the Shareholder’s U.S. federal income tax liability, and such Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

6.	Price Range of the Shares; Dividends

The Shares are traded on NASDAQ under the symbol “YTRA.” According to the Yatra Form 6-K, as of June 30, 2026, the Company had 63,990,178 ordinary Shares (on an as-converted basis) issued and outstanding. The following table sets forth, for the periods indicated, the reported high and low trading prices for the Shares on NASDAQ. The share price information is based on published financial sources.

Yatra, Inc.
	High	Low
Fiscal Year Ending March 31, 2024	$	$
First Quarter	2.40	1.83
Second Quarter	2.67	1.44
Third Quarter	2.20	1.40
Fourth Quarter	1.93	1.39
Fiscal Year Ending March 31, 2025	$	$
First Quarter	1.67	1.07
Second Quarter	1.75	1.13
Third Quarter	1.75	1.24
Fourth Quarter	1.30	0.78
Fiscal Year Ending March 31, 2026	$	$
First Quarter	1.12	0.58
Second Quarter	1.58	0.87
Third Quarter	2.00	1.34
Fourth Quarter	1.88	1.00
Fiscal Year Ending March 31, 2027	$	$
First Quarter	1.21	0.72

On August 18, 2026, the last full trading day before we commenced the Offer, the closing market price for the Shares on NASDAQ was $0.9371 per Share. The Offer price of $1.10 per Share represents a 17.38%

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premium of Yatra’s closing share price of $0.9371 per Share on August 18, 2026. We encourage shareholders to obtain a current market price for the Shares before deciding whether to tender their Shares.

According to the Yatra Form 20-F, the Company has not paid any dividends for the fiscal year ended March 31, 2026.

According to the Yatra Form 6-K, as of June 30, 2026, there were 63,990,178 ordinary Shares (on an as-converted basis) issued and outstanding. We are offering to purchase no fewer than 15,997,545 Shares, which would represent approximately 25% of the Company’s issued and outstanding Shares (on an as-converted basis), and up to 20,000,000 Shares, which would represent approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis), in either case, as of June 30, 2026.

7.             Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

Share Listing.  While it is not our intention, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing on NASDAQ. The rules of NASDAQ establish certain criteria that, if not met, could lead to the delisting of the Shares from NASDAQ. Among such criteria are the number of shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NASDAQ for continued listing and listing is discontinued, the market for the Shares could be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade in the over-the-counter market or would qualify for listing on another securities exchange (although there can be no guarantee that the Company would seek such a listing, even if it were available), and that price or other quotations would be reported by such exchange or through other sources. The extent of the public market for the Shares and the availability of any price or quotation information would depend upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors. We cannot predict whether delisting of the Shares from NASDAQ, and the listing or other quotation of the Shares on another exchange or through another source (if any), would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. While it is not our intention, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Yatra to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Yatra is required to furnish to its shareholders and would eliminate the Company’s obligation under Sections 13 and 15(d) of the Exchange Act to file periodic reports or other information with the SEC. It would also make certain other provisions of the Exchange Act no longer applicable to Yatra, such as (i) the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, (ii) the requirement to furnish a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act (and the related requirement to provide an annual report), and (iii) the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Yatra and persons holding “restricted securities” of Yatra to dispose of such securities pursuant to Rule 144 promulgated under the Securities

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Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, Shares would no longer be eligible for stock exchange listing.

Margin Regulations. The Shares are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

8.              Information About Yatra

Yatra is an exempted company incorporated under the laws of the Cayman Islands on December 15, 2005, with its registered office located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Yatra’s principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram-122008, Haryana, India, and Yatra’s telephone number is +91- 124-4591700. Yatra’s principal website address is www.yatra.com.

The following description of Yatra and its business has been taken from the Yatra Form 20-F, and is qualified in its entirety by reference to the Yatra Form 20-F:

Yatra India is a Public Limited Company with operations primarily in India and an indirect 62.66%% owned subsidiary of Yatra Online, Inc. Yatra India was incorporated as a private company with limited liability on December 28, 2005 and subsequently became a public company on November 11, 2021 and subsequently was listed on the NSE and BSE on September 28, 2023. Yatra India is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra India is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 16.2 million travelers that have booked their travel through us as of March 31, 2026. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report and you should not consider it a part of this Annual Report.

Our Company is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and the one of the largest consumer online travel companies in India (based on management’s analysis of publicly available information), with approximately 16.2 million travelers that have booked their travel through us as of March 31, 2026. We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2.9 million tie-ups, as of March 31, 2026.

Yatra is subject to the informational requirements of the Exchange Act and files reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information Yatra files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E. Washington, D.C. 20549, after payment of fees prescribed by the SEC. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

The information concerning Yatra contained in this Offer to Purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Neither Magna nor its affiliates take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Yatra to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Magna or its affiliates, except to the extent required by law.

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9.              Information About Magna

Magna is a private company limited by shares with limited liability under the laws of the British Virgin Islands formed on August 23, 2024. Its registered office address is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Magna’s telephone number is +230 4609145. Magna has not conducted any business other than in connection with the Offer.

Magna has never been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding any violation with respect to such laws.

10.           Past Contacts with Yatra

Magna has no prior contacts with Yatra.

11.           Purpose of the Offer

We are seeking to acquire a significant number of the Company’s outstanding Shares because of our belief that the Shares are undervalued and represent an attractive investment opportunity. Following the consummation of the Offer, we intend to review our investment in the Company on a continuing basis and engage in discussions with the Board of Directors and management of the Company concerning the Company’s business, operations, future plans, composition of the Board of Directors, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board of Directors, executive compensation, internal controls, tax matters, investor communications, and financial reporting.

Following the completion or termination of this Offer, Magna and its affiliates reserve the right, in accordance with law, to buy or sell the ordinary shares of the Company at any time, on such terms and conditions as they deem appropriate.

12.           Source and Amount of Funds

Assuming that the Offer is fully subscribed, the aggregate purchase price will be a maximum of $22,000,000. We anticipate that we will pay for the Shares tendered in the Offer, as well as paying related fees and expenses, from our cash and cash equivalents. The Offer is not conditioned upon any financing arrangements.

13.            Interest in Securities of Yatra

Magna owns no Shares prior to the Offer.

14.            Conditions of the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) our rights to extend the Offer or otherwise amend the terms of the Offer at any time, we shall not be required to accept for payment and, subject to (i) our reasonable discretion, and (ii) any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to either pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and terminate the Offer, if any of the following events shall occur:

(a)	any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of Yatra or any of
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its direct or indirect subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Yatra or the value of the Shares;

(b)	less than 15,997,545 Shares are properly tendered and not properly withdrawn by the Expiration Time;
(c)	there shall be threatened, instituted or pending any action, proceeding, application, suit, investigation or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, or any restriction shall exist, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by us or any of our subsidiaries or affiliates of the Shares or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by us or any of our subsidiaries or affiliates on all matters properly presented to the shareholders or (iv) might result, in our reasonable judgment, in a materially adverse effect on Yatra or the value of the Shares;
(d)	any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or to us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of the Shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on our ability (or any affiliate of ours) to acquire, hold or exercise full rights of ownership of the, including, but not limited to, the right to vote the Shares purchased by us on all matters properly presented to the shareholders or (iv) might result in a materially adverse effect on Yatra or the value of the Shares;
(e)	there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries and affiliates, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, India, Mauritius or the British Virgin Islands, (iv) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Shares or in the U.S., India, Mauritius or the British Virgin Islands securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, India, Mauritius or the British Virgin Islands or any attack on, outbreak or act of terrorism involving the United States, India, Mauritius or the British Virgin Islands, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (other than a material acceleration or worsening of the current state of the COVID-19 pandemic without
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the existence of accompanying factors, conditions or events that would give rise to another of the conditions described in this Section 14);

(f)	the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by us, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or we shall have become aware of any such action which was not previously announced, (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (xii) authorized, recommended, proposed, announced its intent to enter into, adopted, established, or entered into a shareholder rights agreement or similar type plan; or
(g)	the Company shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or the purchase of securities or assets of the Company or any type of option, warrant, convertible instrument or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in our reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by us) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

All the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described in this Section 14 will be final and binding upon all parties.

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15.            Legal Matters; Regulatory Approvals

Based on our review of publicly available filings by Yatra with the SEC, we are not aware of any licenses or regulatory permits that appear to be material to the business of Yatra that might be adversely affected by our acquisition of the Shares as contemplated by the Offer. In addition, we are not aware of any filings, approvals or other actions by or with any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational that would be required for the acquisition of the Shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek such approval or other action where practicable within the time period contemplated by the Offer. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to Yatra’s business or financial condition. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

16.            Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as Information Agent, and Equiniti Trust Company, to act as Depositary in connection with the Offer. The Information Agent may contact holders of the Shares by mail, e-mail, phone and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary amounts of compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Shares in the Offer. Shareholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender Shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all share transfer taxes, if any, on our purchase of the Shares, except as otherwise described in Section 2.

17.            Miscellaneous

This Offer to Purchase and the Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction.

You should only rely on the information contained in this Offer to Purchase or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your Shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation, gives you any information or makes any representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary or the Information Agent.

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Magna Holdings Ltd.

August 19, 2026

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The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company, or by such shareholder’s bank, broker, dealer, trust company or other nominee, to the Depositary as follows:

The Depositary for the Tender Offer is:

Equiniti Trust Company, LLC

By Express Mail, Courier, or other Expedited Service:	By Mail:
Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase – Reorganization Department For assistance call (877) 248-6417 or (718) 921-8317

Equiniti Trust Company, LLC

Operations Center

Attn: Onbase – Reorganization Department

1110 Centre Pointe Curve

Suite # 101

Mendota Heights, MN 55120

For assistance call (877) 248-6417 or (718) 921-8317

Delivery of the Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase or the Letter of Transmittal should be directed to the Information Agent.

The Information Agent for the Offer is:

7 Penn Plaza, Suite 503

New York, New York 10001

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

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